

Mail Stop 4720

October 26, 2015

<u>Via E-mail</u>
Laurie D. Stezer
Senior Vice President and Chief Financial Officer
11388 Sorrento Valley Road
San Diego, CA 92121

  Re: **Halozyme Therapeutics, Inc.**
     Form 10-K for the Fiscal Year Ended December 31, 2014
     Filed March 2, 2015
     Form 10-Q for the Fiscal Quarterly Period Ended June 30, 2015
     Filed August 10, 2015
     File No. 001-32335

Dear Ms. Stezer:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

  After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

Form 10-Q for the Quarterly Period Ended June 30, 2015
Notes to Condensed Consolidated Financial Statements
4.Collaborative Agreements
Other Collaborations, page 19

1. Regarding the AbbVie, Janssen and Pfizer license and collaboration agreements, please tell us how, in determining units of accounting and allocation of arrangement consideration, you considered the right of these parties to elect additional targets in the future upon the payment of additional fees. Please provide us your analysis with reference to authoritative literature demonstrating why arrangement consideration was not allocated to this right.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ibolya Ignat, Staff Accountant, at (202) 551-3636 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance